July 10, 2009
Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Total System Services, Inc. (“TSYS”) Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2008 Filed February 27, 2009 and April 17, 2009, respectively File No.: 1-10254
Dear Ms. Collins:
     This letter is written in response to your Letter of Comment dated June 25, 2009 with respect to TSYS’ Annual Report on Form 10-K and 10-K/A for the year ended December 31, 2008. For your convenience the Staff’s comments have been incorporated verbatim below and the Company’s responses immediately follow each comment.
Form 10-K for the Fiscal Year Ended December 31, 2008
Exhibit 13
Financial Review
Results of Operations, page 26
1.	Please provide the following with regards to the information provided in response to our prior comment 2:
•	It is unclear to the Staff why it is difficult for the Company to quantify the factors contributing to the increase in your merchant acquiring services revenue. For instance, while we note that certain factors may be inter-related (e.g. internal growth of existing clients and price compression), please explain further how you were able to determine that one of these factors (internal growth of existing clients) contributed to an increase in your revenues while the other factor (price compression) offset such increase without being able to quantify this data. Also, tell us the amount of increase attributed to the Infonox acquisition.

•	With regards to your other services revenues, please explain further how the $5.7 million impact from acquisitions in fiscal 2007 coupled with the decrease in attorney fees and court costs of ($14.6) million from fiscal 2006 to fiscal 2007 adequately explains the $33.0 million increase in other service revenues is fiscal 2007 compared to fiscal 2006.

•	Also, please provide a sample of the proposed revised disclosures you intend to include in future filings in an effort to provide more transparent disclosures.
     In the merchant acquiring services arena, revenues historically are impacted by the addition (also referred to as a conversion) of new clients, the loss (also referred to as a deconversion) of existing clients, acquisitions, internal growth of existing clients and price changes, which usually are price compression. In our analysis of revenues by client year-over-year, we can quickly identify any revenues associated with lost clients and new clients, as well as revenues from acquisitions. The remaining changes relate to internal growth of existing clients, which are inter-related with price compression.
     The Company’s merchant acquiring services revenues have not grown materially since 2006: $261.4 million, or an increase of 2.9%, in 2008; $254.1 million, or a decrease of 2.4% in 2007, as compared to $260.3 million in 2006. Of the $7.4 million increase in 2008, $2.0 million was related to the Infonox acquisition. We estimate the remaining $5.4 million was the result of $6.8 million of internal growth and a decrease of $1.4 million related to price compression.
     The change in 2007 compared to 2006 of $33.0 million in other services revenues was the result of:

Change
Descriptions	(millions)
Classification of managed services revenues from reimbursable items to other services revenues (described on page 33)	$28.1
Impact from acquisitions in fiscal 2007	5.7
Classification of attorney fees and court costs from other services revenues to reimbursable items	(14.6)
Increase in loyalty revenues	8.6
Other	5.2
Total	$33.0
     In an effort to provide a more transparent disclosure, we intend to provide the following disclosures in future filings:
     Of the change in 2008 compared to 2007 in merchant acquiring services revenues, approximately $5.4 million was the result of internal growth offset by price compression and $2.0 million was the result of an acquisition.
     Of the change in 2007 compared to 2006 in other services revenues, approximately 85% was the result of classifying managed services revenues as other services instead of reimbursable items as a result of the new joint venture agreement with Merchants.
2.	We note your response to prior comment 3, however, it is still not clear how the information provided, and the disclosures cited in your response adequately explain how a decline in the volume of accounts on file (“AOF”) and transactions processed resulted in an increase in the Company’s electronic payment processing revenues. In this regard, while we note the information as to the activity in AOF (page 30) and transactions processed (page 38), it is not clear from your disclosures how you analyze this information and how the changes in volume activity impacted your electronic payment processing revenues. For instance, your disclosures should clarify how a decrease in AOF due to purges/sales versus a decrease due to deconversions impacts your revenues. Please revise your disclosures to more clearly explain the relationship between the changes in AOF and transactions processed to the changes in the Company’s electronic payment processing revenues. Also, your response references disclosures on page 27 where you attribute the change in total revenue for fiscal 2008 to a 2.2% net decrease due to foreign currency exposure and pricing and a 9.6% increase due to volume changes, as well as disclosures on page 28 regarding the increase in overall revenues associated with the addition of new clients, primarily international clients. These disclosures addresses changes in the Company’s overall revenues but do not specifically address how these factors contributed to the increase in the Company’s electronic payment processing revenues. Please revise, as necessary, to explain and quantify how these various factors impacted the Company’s electronic payment processing revenues. Also, please provide the proposed revised disclosures that you intend to include in your future filings. We refer you to Sections III.B.l, 3 and 4 of SEC Release 33-8350.
     TSYS’ electronic payment processing revenues are influenced by several factors, including volumes related to accounts on file (AOF) and transactions. Of the total electronic payment processing revenues, we estimate approximately 47% is AOF and transaction volume driven — primarily processing services. The remaining 53% of electronic payment processing revenues are not AOF and transaction volume driven and are derived from production and optional services TSYS considers to be value added products and services, custom programming and licensing arrangements.
     On page 18, TSYS provides a general description of each type of account it houses on its system. These total accounts include “active” and “inactive accounts”. Active accounts are used frequently by the cardholder, and typically involve revolving balances. Inactive accounts are accounts that have not had a monetary transaction (purchase, payment, etc.) in the past 90 days. The more active an account is, the more revenue generated for TSYS (items such as transactions and authorizations processed, and statements billed).
     Occasionally a client will purge inactive accounts from their portfolio. An inactive account typically will only generate an account on file charge. A processing client will periodically review its cardholder portfolio based upon activity and usage. Each client, based upon criteria individually set by the client, will flag an account to be “purged” from the system and deactivated.

     A deconversion involves a client migrating all of its accounts to an in-house solution or another processor. Account deconversions include active and inactive accounts and can impact the Company’s revenues significantly more than an account purge.
     A sale of a portfolio involves a client typically selling a portion of its accounts to another party. A sale of a portfolio and a deconversion impact the Company’s financial statements in a similar fashion, although a sale usually has a smaller financial impact due to the number of accounts typically involved.
     In future filings, the Company will provide similar disclosures as above to more clearly explain the relationship between the changes in AOF and transactions processed to the changes in the Company’s electronic payment processing revenues.
     The Company’s electronic payment processing revenues increased 2.2% in 2008. Item 303(a)(3)(iii) of Regulation S-K requires a narrative discussion to disclose material increases in revenues that are attributable to increases in prices, volumes being sold, or the introduction of new services. The Company does not believe that a 2.2% increase is material and as such does not believe that it is necessary to revise its disclosures in future filings unless the amount of the increase becomes material.
     If you have any questions or wish to discuss any of our responses, please contact me at 706-649-2262.

Sincerely,
/s/ James B. Lipham
James B. Lipham
Senior Executive Vice President and Chief Financial Officer

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